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                                   AMARU, INC.
                      112 Middle Road, #08-01 Middle House
                                Singapore 188970

                INFORMATIONAL STATEMENT PURSUANT TO SECTION 14(F)
      OF THE SECURITIES AND EXCHANGE ACT OF 1934 AND RULE 14 F-1 THEREUNDER

        NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED
                 IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

          Enclosed is an informational statement provided pursuant to Section 14
(f) of the Securities and Exchange Act of 1934 in connection with the change in the Board of Directors of Amaru, Inc., a Nevada corporation (the "Company"). This information is being mailed on or about March 11, 2004 to shareholders of record on February 13, 2004.

         As of February 25, 2004, the Company acquired M2B World Pte Ltd., a Singapore corporation ("M2B World") in exchange for 19,500,000 newly issued "restricted" shares of common voting stock of the Company and 143,000 "restricted" Series A Convertible Preferred Stock shares to the M2B World shareholders on a pro rata basis for the purpose of effecting a tax-free reorganization pursuant to sections 351, 354 and 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended ("IRC") pursuant to the Agreement and Plan of Reorganization (the "Reorganization Agreement") by and between the Company, M2B World and M2B World shareholders. As a condition of the closing of the share exchange transaction, certain shareholders of the Company cancelled a total of 1,457,500 shares of common stock. Each one (1) ordinary share of M2B World has been exchanged for 1.3636363 shares of the Company's Common Stock and 100 shares of the Company's Series A Convertible Preferred Stock. Each share of newly issued Company's Series A Convertible Preferred Stock can be converted to
38.461538 shares of the Company's common stock. Following the Closing Date, there were 20,000,000 shares of the Company's Common Stock outstanding and 143,000 shares of the Company's Series A Convertible Preferred Stock outstanding.

         M2B World is in the business of broadband entertainment and education-on-demand, streaming via computers, television sets, PDAs (Personal Digital Assistant) and in the near future through third generation devices; and the provision of broadband services. Its business includes channel and program sponsorship (advertising and branding); online subscriptions, channel/portal development (digital programming services); content aggregation and syndication; broadband consulting services and E-commerce.

         Pursuant to the Agreement, the Board of Directors of the Company shall resign and be replaced with the designees of M2B World set forth below, effective approximately on the tenth day following the mailing of this informational statement, and the current officers resigned upon the closing of the transactions contemplated in the Reorganization Agreement, February 25, 2004 (the "Closing"). The current sole director of the Company is Sahra Partida. This informational statement does not provide all of the information regarding the Agreement. A copy of the Form 8-K describing the Agreement and the transactions contemplated thereby is available upon request from the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         As of February 27, 2004, following the transaction, the authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $0.001 per share of which there were 20,000,000 shares issued and outstanding. Immediately prior to the Closing , there were 500,000 shares issued and outstanding. In addition, there were 143,000 shares of Series A Convertible Preferred Stock issued and outstanding as of the date of the Closing. The Company's Series A Convertible Preferred Stock can be converted to
38.461538 shares of the Company's common stock. The following table sets forth the beneficial ownership of the Company's Common Stock and Preferred Stock as of February 27, 2004 by each person known to the Company to own more than five percent (5%) of the Company's Common Stock and by each of the Company's current directors and nominees for election as directors, and by all directors and officers of the Company as a group. The table has been prepared based on information provided to the Company by each shareholder and gives effect to the issuance of shares pursuant to the Agreement.





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COMMON STOCK

                                           AMOUNT AND NATURE
NAME AND                                   OF BENEFICIAL              PERCENT
ADDRESS                                    OWNERSHIP (2)            OF CLASS (2)
-------                                    -------------            ------------

Colin Binny (1)                             4,527,972
Chief Executive Officer,                    Indirect (2)               22.64%
President, Chief Financial
Officer, Secretary and Director

M2B Media Pte Ltd (1)                       4,527,972(2)               22.64%
                                            Direct

Asian Venture Group Pte Ltd                 1,597,902                  7.98%
80 Robinson Road #17-02                     Direct
Singapore 068898

Asian Technology                            2,303,322                  11.52%
Resources Sdn Bhd                           Direct
FSBM Plaza 3539 Jalan Teknokrat 7
63000 Cyberjaya
Selangor Darul Ehsan
Malasia

Capital Hills Assets Limited                1,560,315                  7.80%
Offshore Incorporations Limited             Direct
P.O. Box 957 Offshore Incorporations
Centre
Tortola, British Virgin Islands

Wong Peng Koon                              1,634,615                  8.17%
64 Bayshore Road, #08-02                    Direct
Singapore 469984

Ho Pong Chong                               1,560,315                  7.80%
Block 46 Lengkok Bahru, #11-263             Direct
Singapore 138687

Lily Lee                                    1,486,014                  7.43%
30 Dover Rise, #01-11                       Direct
Singapore 138687

Chua Leong Hin                              1,263,112                  6.32%
Block 116 Jurong East                       Direct
Street 13, #17-390
Singapore

Shone Michael John                          1,857,517                  9.29%
5 CD Goodwood Hill                          Direct
Singapore 258904

Sahra Partida(3)                            0                             *%
former Director,                            Direct
President, Chief Financial
Officer and Secretary
c/o 610 Newport Center Dr.
Suite 1400, Newport Beach
California 92660

All Directors and Officers
as a Group (1 person)                       4,527,972                 22.64%
-------------------------------

*       Less than 1%

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PREFERRED STOCK - SERIES A CONVERTIBLE PREFERRED STOCK (3)

                                           AMOUNT AND NATURE
NAME AND                                   OF  BENEFICIAL             PERCENT
ADDRESS                                    OWNERSHIP (5)            OF CLASS
-------                                    -------------            ------------

Colin Binny (1)                             26,000
Chief Executive Officer,                    Indirect (2)               18.18%
President, Chief Financial
Officer, Secretary and Director

M2B Media Pte Ltd (1)                       26,000(2)                  18.18%
                                            Direct

Asian Venture Group Pte Ltd                 19,500                     13.64%
80 Robinson Road #17-02                     Direct
Singapore 068898

Phua Sui Ling                               35,750                     25.00%
Block 96 Toa Payoh                          Direct
Lorong 3, #15-34, Singapore 310096

Annie Lin                                   35,750                     25.00%
36 Hartley Grove                            Direct
Singapore 457897

Sahra Partida                               0                            *%
former Director,                            Direct
President, Chief Financial
Officer and Secretary
c/o 610 Newport Center Dr.
Suite 1400, Newport Beach
California 92660

All Directors and Officers
as a Group (1 person)                        26,000                   22.64%
-------------------------------

*       Less than 1%

As used in this table, "beneficial ownership" is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the shares shown. Except as indicated by footnote and subject to community property laws where applicable, to the Company's knowledge the stockholders named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(1) C/o Amaru, Inc. address: 112 Middle Road, #08-01 Middle House, Singapore 188970. Based on the total of 20,000,000 shares of common stock outstanding as of February 27, 2004.

(2) Based on a total of 4,527,927 shares of common stock of Amaru, Inc. held by Mr. Binny and his wife, Chew Bee Lian, indirectly as 100% shareholders of M2B Media Pte Ltd and 26,000 shares of Series A Convertible Preferred Stock. Upon conversion of 26,000 shares of Series A Preferred Stock, M2B Media Pte Ltd and Mr. Binny and his wife, indirectly, will be entitled to 1,000,000 shares of common stock of the Company.

(3)      Each share of Series Convertible A Preferred Stock is convertible to
         38.461538 shares of the Company's common stock.

The Company intends to file an amendment to its Articles of Incorporation to increase its authorized capital to 200,000,000 shares of common stock upon the effectiveness of the Schedule 14C which has been mailed to its shareholders.

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DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is the name of the person who will constitute the Board of Directors, together with information concerning such person. Each elected director will serve until the Company's next annual meeting of shareholders or until his successor shall be duly elected and shall qualify.

         COLIN BINNY: Age 49, has served as the executive chairman and director of M2B World since 2000. Mr Binny held various senior management positions with local and global companies over the last 25 years. He is currently the Executive Chairman of M2B World, one of the leading broadband content providers in Asia. Mr Binny is also the Chairman of M2B Media Group and the Chairman of Metromedia Productions, a regional event company. From 1996 through 1999, Mr Binny was the President and CEO of UTV International (Singapore). Mr Binny obtained his marine engineering diploma from the Singapore Polytechnic in 1975.

EXECUTIVE OFFICERS

         Mr. Binny will serve as the Company's Chief Executive Officer, Chief Financial Officer and Secretary.

LEGAL PROCEEDINGS

         None of the Company's directors, officers or 5% beneficial owners are presently a party to any material legal proceeding.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES AND EXCHANGE ACT OF 1934

         Mr. Binny has not been subject to reporting requirements of Section 16(a) of the Exchange Act in fiscal year ending December 31, 2003.

EXECUTIVE COMPENSATION

         No executive officers received compensation in excess of $100,000 for the year ended December 31, 2003.

Dated: March 11, 2004.

                            AMARU, INC.

                                /s/ Colin Binny
                            -----------------------
                             Colin Binny, President

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